Filed Pursuant to 424(b)(3)
File No. 333-124288
HEALTH GRADES, INC.
SUPPLEMENT, DATED DECEMBER 19, 2005,
TO PROSPECTUS, DATED MAY 12, 2005
Essex Woodlands Health Ventures IV, L.P. (“Essex Woodlands”) has advised us that it has retained MDB Capital Group LLC (“MDB Capital”), a registered broker-dealer, as agent in connection with the offer to institutional investors of 9,136,802 shares of our common stock that Essex Woodlands owns. Essex Woodlands is offering 5,000,000 of its shares at a price of $5.55 per share, or an aggregate of $27,750,000. The remaining 4,136,802 shares will be offered at a price or prices to be negotiated. MDB Capital will be acting in a dual agency capacity, receiving a commission of $0.05 per share from Essex Woodlands, or $456,840 if all 9,136,802 shares offered by Essex Woodlands are sold, and $0.05 per share from the institutional purchasers. As a result, total commissions payable to MDB Capital will be $.10 per share, or $913,680 if all 9,136,802 shares are sold. Net proceeds to Essex Woodlands if the 5,000,000 shares offered at $5.55 per share are sold will be $27,500,000. Net proceeds to Essex Woodlands with respect to the remaining 4,136,802 shares will be dependent upon the actual price or prices that are negotiated.
The shares being offered by Essex Woodlands include the 353,430 shares that are disclosed in the prospectus as underlying warrants held by Essex Woodlands. On December 8, 2005, Essex Woodlands exercised all of the warrants for an aggregate exercise price of $86,694.